October 28, 2019

Keith Neumeyer
Chief Executive Officer
First Majestic Silver Corporation
925 West Georgia Street
Suite 1800
Vancouver, British Columbia V6C 3L2
Canada

       Re: First Majestic Silver Corporation
           Form 40-F for the Fiscal Year Ended December 31, 2018
           FIle No. 001-34984

Dear Mr. Neumeyer:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Energy &
Transportation